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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

(Commission File Number) 333-11323

ADVO, INC. 401(K) SAVINGS PLAN (PLAN NUMBER 001)

(Exact name of registrant as specified in its charter)

One Targeting Centre

Windsor, Connecticut 06095

(860) 285-6100

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Plan Interests

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, the ADVO, Inc. 401(K) Savings Plan (Plan Number 001) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	May 22, 2007	By:	/s/ Steven Mitzel
		Name:	Steven Mitzel
		Title:	Chief Financial Officer